Exhibit 99.1

Company announcement – No. 01 / 2020

Zealand Pharma announces bid to acquire Valeritas

•	Zealand Pharma (NASDAQ: ZEAL) has submitted a bid to acquire substantially all assets of Valeritas Holdings, Inc. (NASDAQ: VLRX), a U.S. based commercial-stage company focused on improving health and simplifying life for people with diabetes

•	The contemplated bid provides an opportunity for Zealand Pharma to acquire a revenue-generating business and infrastructure

•	If completed, Zealand Pharma will pay a total cash consideration of $23 million

Copenhagen, February 10, 2020 – Zealand Pharma A/S (CVR-no. 20 04 50 78), a biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces a bid to acquire substantially all assets from Valeritas Holdings, Inc. (NASDAQ: VLRX) for a total cash consideration of $23 million and the assumption of certain liabilities related to the ongoing business, pursuant to the terms of the “stalking horse” asset purchase agreement entered into with Valeritas (as described below).

On February 9, 2020, Valeritas and its subsidiaries filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. At that time, Zealand entered into a definitive agreement to acquire substantially all assets from Valeritas. Under the terms of the agreement, Zealand serves as the stalking horse bidder in a sale process.

The proposed sale is to be conducted through a Court-supervised sale process under Section 363 of the Bankruptcy Code and will be subject to Court-approved bidding procedures and receipt of competing offers at auction. If Zealand’s bid is selected, the sale will be subject to approval by the Bankruptcy Court and certain other closing conditions. There can be no certainty that the transaction will be concluded.

Zealand’s strategy is to become a fully integrated biotechnology company with commercial operations in the U.S., and Zealand is preparing for the anticipated launch of the dasiglucagon HypoPal® rescue pen in 2021, if approved by the U.S. Food and Drug Administration. The contemplated bid provides Zealand with an opportunity to acquire a revenue-generating business and infrastructure, accelerating ongoing efforts to prepare for the anticipated dasiglucagon HypoPal® launch while leveraging the Valeritas organization’s experience and relationships within the U.S. diabetes market.

Valeritas is a U.S.-based commercial-stage medical technology company focused on improving health and simplifying life for people with diabetes. Valeritas’ product, the V-Go® Wearable Insulin Delivery device, is a simple, affordable, all-in-one basal-bolus insulin delivery device option for adult patients requiring insulin that is worn like a patch and can eliminate the need for taking multiple daily shots. Valeritas reported revenue of $22.4 million and loss before income taxes of $41.9 million for the nine months ended September 30, 2019. Valeritas also reported having 142 full-time employees as of September 30, 2019.

Due to the nature of this bankruptcy sale process, no comments can be made on the financial impact of the potential acquisition or any related guidance. As a reminder, Zealand Pharma plans to announce results for the fourth quarter and fiscal year 2019 on March 12, 2020. Zealand will provide further updates as relevant information becomes available.

Cooley LLP is serving as legal advisor to Zealand Pharma in this transaction.

Conference call today, February 10 at 3 PM CET / 9 AM ET

Zealand’s management will host a conference call today, February 10, at 3:00 PM CET / 9:00 AM ET. Participating in the call will be President and Chief Executive Officer Emmanuel Dulac, Senior Vice President and Chief Financial Officer Matthew Dallas, and Marino Garcia, Senior Vice President of Business Development and International Commercial. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark	+45 32 72 80 42
United Kingdom	+44 (0) 844 571 8892
United States	+1 631 510 7495
United States, toll free	+1 866 966 1396
France	+33 (0) 176700794
Netherlands	+31 (0) 207143545
Passcode	3117328

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/mmc/p/5xfg2biu, and will be accessible on the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast at least 10 minutes before the scheduled start.

A recording of the event and a transcript will be available on the Investor section of Zealand’s website after the call.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focuses on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and a pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Søborg, Denmark. For further information about the company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

Safe Harbor/Forward-Looking Statements

The above information contains forward-looking statements that provide Zealand’s expectations or forecasts of future events, including in respect of the timing, terms and success of the contemplated acquisition described herein and the integration of the contemplated acquired company. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, including the contingencies of the Section 363 process under the U.S. Bankruptcy Code and court approval thereunder, and the company’s ability to successfully on-board the contemplated acquired products and corporate personnel, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand as of the date of this release. Information contained in this press release concerning Valeritas Holdings, Inc. is taken from reports filed by such company with the U.S. Securities and Exchange Commission and has not been independently verified by Zealand Pharma.